Exhibit 99.1

10 April 2013

Sterlite Industries (India) Limited

Production Release for the Fourth Quarter and

Year Ended 31 March 2013

Mumbai, India: Sterlite Industries (India) Limited today announced its production results for the Fourth Quarter and Year ended 31 March 2013.

Highlights

•	Full year production growth across Copper, Lead and Silver

•	Record quarterly and full year production of mined zinc-lead and integrated silver at Zinc India

Zinc - India Business

	Q4			Q3	Full Year
Particulars (in’000 tonnes, or as stated)	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
Mined metal content	260	223	16%	233	870	830	5%
Concentrate Sales – Zinc (MIC)	61	—		—	61	—
Concentrate Sales – Lead (MIC)	—	—		—	—	5

Refined Zinc – Total	182	190	(4%)	171	677	759	(11%)

Refined Zinc – Integrated	181	189	(4%)	168	660	752	(12%)
Refined Zinc – Custom	0	1		3	17	6

Refined Lead – Total [1]	35	37	(6%)	32	125	99	26%

Refined Lead – Integrated	32	31	2%	22	107	89	20%
Refined Lead – Custom	3	6		10	18	10

Silver – Total (in tonnes) [2]	117	88	33%	117	408	242	69%

Silver – Integrated (in tonnes)	100	83	20%	62	322	237	36%
Silver – Custom (in tonnes)	17	5		55	86	5

1.	Includes captive consumption of 1,777 tonnes in Q4 FY2013 vs. 2,156 tonnes in Q4 FY2012, and 6,500 tonnes in FY2013 vs. 6,625 tonnes in FY2012.
2.	Includes captive consumption of 9 tonnes in Q4 FY2013 vs.11 tonnes in Q4 FY2012 and 34 tonnes in FY2013 vs. 35 tonnes in FY2012.

Mined metal production was a record 260,000 tonnes in Q4, 16% higher than the corresponding prior period, and in line with the annual mine plan. Full year production was 870,000 tonnes, 5% higher than the previous year.

The integrated production of refined zinc was 181,000 tonnes in Q4, 8% higher than Q3. Full year production was 660,000 tonnes, in line with the annual plan. Sales of zinc metal-in-concentrate (MIC) were 61,000 tonnes, due to surplus concentrate in Q4. Integrated production of refined lead was 32,000 tonnes in Q4 and 107,000 tonnes for the full year, up 2% and 20% respectively.

Integrated production of silver was a record 100,000 tonnes in Q4 and 322,000 tonnes for the full year, up 20% and 36%, respectively, driven by the continued ramp-up of the SK mine and the Dariba lead smelter.

Sterlite Industries (India) Limited

Production Release for the Fourth Quarter and Year Ended 31 March 2013

During the year, Rampura Agucha underground mine and Kayad mine achieved the milestone of development ore production as per plan.

Zinc - International Business

	Q4			Q3	Full Year
Particulars (in’000 tonnes)	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
Zinc Refined – Skorpion	36	36	2%	36	145	145	0%
Mined metal content – BMM and Lisheen	65	71	(8%)	68	280	299	(6%)

Total	102	106	(4%)	104	426	444	(4%)

Total production of refined zinc and mined zinc-lead MIC was 102,000 tonnes in Q4 and 426,000 tonnes for the full year, in line with the annual mine plan.

Copper - India /Australia Business

	Q4			Q3	Full Year
Particulars (in’000 tonnes, or as stated)	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
Copper – Mined metal content	7	5	28%	6	26	23	15%
Copper – Cathodes	86	80	7%	92	353	326	8%
Tuticorin power sales (million units)	35	—		7	42	—

Copper cathode production was 86,000 tonnes in Q4, 7% higher than the corresponding prior period, and 8% higher at 353,000 tonnes in FY2013. Mined metal production at Australia was 28% higher at 7,000 tonnes in Q4 and 15% higher at 26,000 tonnes for the full year.

The first 80MW unit of the 160MW captive power plant at Tuticorin has been stabilised during the quarter and is now operating at capacity, with plant load factor (PLF) of 81% during the quarter. Surplus power generated by this plant beyond the captive consumption requirements were sold, and commercial power sales were 35 million units in Q4 and 42 million units for the full year. The second 80MW unit is expected to be synchronized in Q1 FY2014.

Tuticorin Copper Smelter Update

Following a few public complaints of emissions, we had responded to the queries of the Tamil Nadu Pollution Control Board (TNPCB) confirming that all plant parameters were within permitted limits. The District Administration confirmed that no case of illness was reported on account of the alleged emissions. However, TNPCB ordered closure of the smelter on 29 March 2013.

Separately, on 2 April 2013, the Honourable Supreme Court has upheld our appeal filed in 2010 against the Madras High Court order for smelter closure and ordered us to deposit INR 1 billion (approx. $18mn) with the District Collector, Tuticorin, which will be used to improve the environment, including soil and water, in the vicinity of the plant. Over the two year court process, regulatory bodies had inspected and confirmed that the plant meets the required standards. Some recommendations for improvements had been proposed by them, all of which had been implemented.

Sterlite Industries (India) Limited

Production Release for the Fourth Quarter and Year Ended 31 March 2013

This Supreme Court order does not affect the recent closure order issued by TNPCB. We are actively engaged with TNPCB and relevant authorities to obtain permission to restart the operations. We have also filed an appeal with the National Green Tribunal against the closure order by TNPCB and for interim relief to operate the plant, and the matter is being heard.

Aluminium Business - Balco

	Q4			Q3	Full Year
Particulars (in’000 tonnes, or as stated)	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
Aluminium	62	62	—	62	247	246	1%

Aluminium production at 245 ktpa Korba-II smelter was 62,000 tonnes, in line with the corresponding prior quarter. The smelter operated above its rated capacity for the full year.

At the 325ktpa Korba-III aluminium smelter, mechanical and electrical completion and pre-commissioning of the rectifier, potline and related utilities for the first phase of 84 pots out of the total 336 pots have been completed. Further work is in progress, and we plan to tap first metal in Q2 FY2014. The smelter plans to initially draw power from the existing 810MW power plants at BALCO. The first 300MW unit of the BALCO 1,200MW captive power plant is awaiting final stage regulatory approvals.

Having obtained the Stage-II Forest Clearance for the 211mt coal block at BALCO, the process for diversion of forest land has been initiated by the State Government, and we are in the process of signing the mining lease agreement. We expect to commence mining in Q2 FY2014.

Power Business

	Q4			Q3	Full Year
Particulars (in million units)	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
SEL [1]	2,073	1,674	24%	1,578	7,530	5,638	34%
Balco 270 MW	282	412	(32%)	275	1241	1605	(23%)
HZL Wind Power	78	80	(2%)	62	511	336	52%

Total Power Sales	2,433	2,166	12%	1,915	9,282	7,579	22%

1.	Includes production under trial run of Nil million units in Q4 FY2013 vs. 209 million units in Q4 FY2012, and 795 million units in FY2013 vs. 926 million units in FY2012.

Power sales were 12% higher at 2,433 million units in Q4 and 22% higher at 9,282 million units for the full year, as compared with the corresponding prior periods. The increase in Q4 was primarily due to higher power generation and sales from three units of the Jharsuguda 2,400MW power plant.

The plant load factor (PLF) of three operating units in Q4 was 58%, compared to 31% in Q3. Overall the station delivered an effective PLF of 44% considering all four units. The fourth unit was commissioned on 31 March 2013. The increase in PLF was driven by the commissioning of the new shared 1,000MW Raipur-Wardha transmission line in January 2013, and partial easing of the evacuation restrictions. We expect 50-60% PLF for all four units in the near future with further easing of evacuation restrictions.

Power sales at BALCO 270MW were lower in Q4 and full year due to evacuation constraints.

Sterlite Industries (India) Limited

Production Release for the Fourth Quarter and Year Ended 31 March 2013

Work at the Talwandi Sabo power project is progressing well and the first unit is expected to be synchronized in Q2 FY2014.

For further information, please contact:

Ashwin Bajaj Senior Vice President – Investor Relations	sterlite.ir@vedanta.co.in Tel: +91 22 6646 1531

Sheetal Khanduja AGM – Investor Relations	sterlite.ir@vedanta.co.in Tel: +91 22 6646 1531

Regd. Office: SIPCOT Industrial Complex, Madurai Bypass Road, TV Puram P.O., Tuticorin-628002, Tamilnadu

About Sterlite Industries

Sterlite Industries (India) Limited is India’s largest diversified metals and mining company. The company produces aluminium, copper, zinc, lead, silver, and commercial energy and has operations in India, Australia, Namibia, South Africa and Ireland. The company has a strong organic growth pipeline of projects. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.